UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No.: 001-04171

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

Kellogg Company Pringles Savings and Investment Plan

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

Kellogg Company

One Kellogg Square

Battle Creek, Michigan 49016-3599

Kellogg Company

Pringles Savings and Investment Plan

Financial Statements

December 31, 2012

Kellogg Company

Pringles Savings and Investment Plan

Note:	Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Kellogg Company Pringles Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company Pringles Savings and Investment Plan (the “Plan”) at December 31, 2012, and the changes in net assets available for benefits for the period June 1, 2012 (commencement of Plan operations) through December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan

June 28, 2013

Kellogg Company

Pringles Savings and Investment Plan

Statement of Net Assets Available for Benefits

as of December 31, 2012

2012
Assets
Plan’s interest in Master Trust at fair value	$1,655,433
Receivables
Employer contribution	5,482,400

Total assets	7,137,833

Liabilities
Accrued administrative service fees	5,609
Accrued trustee fees	13

Total liabilities	5,622

Net assets available for benefits at fair value	7,132,211

Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts	(2,319)

Net assets available for benefits	$7,129,892

The accompanying notes are an integral part of these financial statements.

Kellogg Company

Pringles Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

for the Period June 1, 2012 (commencement of Plan operations) through December 31, 2012

2012
Contributions
Employer	$5,482,400
Employee	1,599,244
Rollovers from other qualified plans	33,429

Total contributions	7,115,073

Earnings on investments
Plan’s interest in income of Master Trust	59,518

Total earnings on investments, net	59,518

Participant withdrawals	(25,636)
Administrative fees	(16,967)
Trustee fees	(2,096)

Net increase	7,129,892
Net assets available for benefits
Beginning of period	—

End of period	$7,129,892

The accompanying notes are an integral part of these financial statements.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and for the Period June 1, 2012 (commencement of Plan operations) through December 31, 2012

1.	Summary of Significant Accounting Policies

Basis of accounting

The Kellogg Company Pringles Savings and Investment Plan (the “Plan”) operates as a qualified defined contribution plan and was established on June 1, 2012 under Section 401(k) of the Internal Revenue Code. The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan.

Recent accounting pronouncements

In May 2011, the FASB issued a new accounting standard intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. It introduced additional disclosures focused primarily on Level 3 fair value measurements, including quantitative information about significant unobservable inputs used, a description of the valuation processes in place, and a qualitative discussion about the sensitivity of recurring Level 3 fair value measurements. This guidance was adopted by the Plan on June 1, 2012. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. See Note 6 for discussion.

The Plan’s interest in income (loss) of the Kellogg Company Master Trust (“the Master Trust”), which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments, is included in the statement of changes in net assets available for benefits.

Guaranteed investment contracts

The Plan periodically enters into benefit-responsive investment contracts for which Dwight Asset Management has oversight. The contributions are maintained in a general account with each contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and for the Period June 1, 2012 (commencement of Plan operations) through December 31, 2012

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit responsive guaranteed investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Dwight Asset Management, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a monthly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Except for the above, the guaranteed investment contracts do not permit the contract issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value.

2012
Average Yields
Based on actual earnings	3.04%
Based on interest rate credited to participants	2.18%

Allocation of net investment income to participants

Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

Participant withdrawals

Benefit payments to participants are recorded when paid.

Risks and uncertainties

The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and for the Period June 1, 2012 (commencement of Plan operations) through December 31, 2012

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Master Trust

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by the Kellogg Company (the “Company”) in a commingled investment fund known as the Master Trust for which BNY Mellon Corporation serves as the trustee.

Valuation of net investment in Master Trust

The Plan’s allocated share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s net interest in the Master Trust is equal to the net investment in the Master Trust at fair value plus the adjustments from fair value to contract value related to fully benefit-responsive investment contracts on the statement of net assets available for benefits.

Investment transactions and investment income from the Master Trust

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

2.	Provisions of the Plan

This Plan is a new plan, and was established effective as of June 1, 2012 as a result of the Pringles acquisition. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

Plan administration

The Plan is administered by the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.

Redemption fees

The Plan charges a 2 percent redemption fee for transfers and/or reallocations of units that have been in a fund for less than five business days. Fees collected are used to help offset trustee expenses.

Plan participation and contributions

Generally, all employees who were hired on or after June 1, 2012 as a result of the acquisition of Pringles Manufacturing Company or who are technicians at the Pringles Manufacturing Company’s Jackson, Tennessee plant, are eligible to participate in the Plan on the date of hire.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and for the Period June 1, 2012 (commencement of Plan operations) through December 31, 2012

Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 50 percent of their annual pre-tax wages. Participants were eligible to defer up to $17,000 in 2012. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions of up to $5,500 in 2012.

Although not required, for each Plan year the Company may make a Discretionary Contribution to the Plan. To be eligible to share in the allocation of the Discretionary Contribution, the participant must generally be employed by the Company as of the last day of the Plan year. Each participant’s allocation of the Discretionary Contribution is determined primarily by hire date, years of service and is calculated as a percentage of pay. Please refer to the Plan document for additional information.

Plan participants may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of 1 percent. Each participant’s account is credited with the participant’s contribution and (a) the Company’s Discretionary Contribution and (b) Plan earnings, and charged with an allocation of administrative and trust expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting

Participant account balances are fully vested with regards to participant contributions. Participants who were hired on or after June 1, 2012 as a result of the acquisition of Pringles Manufacturing Company are fully vested in any Discretionary Employer Contributions made for them. Participants hired after June 1, 2012 are fully vested in any Discretionary Employer Contributions made for them after completing three years of vesting service. Please refer to the Plan document for additional information.

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan Fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through payroll deductions. Loans that are uncollectible are defaulted resulting in the outstanding principal being considered a deemed distribution.

Participant distributions

Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.

Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum. If the account balance is $1,000 or less, the terminated participant will receive the account balance in a lump sum.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and for the Period June 1, 2012 (commencement of Plan operations) through December 31, 2012

A participant can receive a distribution from the Plan due to retirement either on or after the date he attains age 55 after having completed at least 5 years of service. Upon retirement, disability, or death, a participant’s account balance may be received in a lump sum or installment payments.

Termination

While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of Plan termination, participants will become fully vested in their accounts. After payment of all expenses, at the discretion of the employer, each participant and each beneficiary of a deceased participant will either (a) receive his entire accrued benefit as soon as reasonably possible, provided that the employer does not maintain or establish another defined contribution plan as of the date of termination, or (b) have an annuity purchased through an insurance carrier on his behalf funded by the amount of his entire accrued benefit.

3.	Income Tax Status

This Plan is a new plan, and was established effective as of June 1, 2012. The Plan administrator will timely file for a favorable letter of determination from the Internal Revenue Service regarding the Plan’s qualification under applicable income tax regulations. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.	Related Party Transactions

Certain investments held in the Master Trust are shares of Kellogg Company common stock and short term investment funds managed by BNY Mellon Corporation. Kellogg Company is the Plan sponsor, and BNY Mellon Corporation is the trustee as defined by the Plan and, therefore, these transactions, as well as participant loans, qualify as exempt party-in-interest transactions.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2012 to Form 5500.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and for the Period June 1, 2012 (commencement of Plan operations) through December 31, 2012

2012
Net assets available for benefits per the financial statements	$7,129,892
Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	2,319

Net assets available for benefits per the Form 5500	$7,132,211

The following is a reconciliation of the Plan’s interest in income of Master Trust per the financial statements for the period ended December 31, 2012 to Form 5500.

2012
Plan’s interest in income of Master Trust per the financial statements	$59,518
Less:
Trustee and administrative fees	(19,063)
Change in adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	2,319

Net investment gain from Master Trust investment accounts per the Form 5500	$42,774

6.	Fair Value Measurements

The Plan’s assets are categorized using a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2

Inputs to the valuation methodology include:

•    quoted prices for similar assets or liabilities in active markets;

•    quoted prices for identical or similar assets or liabilities in inactive markets;

•    inputs other than quoted prices that are observable for the asset or liability; and

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and for the Period June 1, 2012 (commencement of Plan operations) through December 31, 2012

•   inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012.

•	Money market funds: Valued using amortized cost, which approximates fair value.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Master Trust at year end.

•

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 1). The fair value of each synthetic GIC contract is calculated based on the fair value of the investments underlying the contract. The fair value of the underlying investments is valued based on a quoted exchange, matrices, or models from pricing vendors. These underlying assets primarily consist of U.S. treasuries, Level 1; corporate debt, government agency debt, collective trusts and investment funds and mortgage-backed securities, Level 2; and wrapper contracts, Level 3. Government agency debt and corporate bonds are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issues with similar credit ratings. Mortgage-backed securities are valued based on valuation models. Collective trust and investment funds consist of term funds and bond funds. They are valued at the NAV based on information reported by the investment advisor using the audited financial statements of the funds at year end. The underlying investments consist primarily of debt investment securities. The fair value of each synthetic GIC wrapper is calculated by discounting the difference between the fair value of the underlying assets and the fair value of the current annual fee multiplied by the notional dollar amount of the contract.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and for the Period June 1, 2012 (commencement of Plan operations) through December 31, 2012

•

Commingled funds: Valued at the NAV based on information reported by the investment advisor using the audited financial statements of the funds at year end. The underlying investments correspond with that of the S&P 500 index.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s practice regarding the timing of transfers between levels is to measure transfers in at the beginning of the month and transfers out at the end of the month. For the period ended December 31, 2012, the Plan had no transfers between Levels 1, 2 or 3.

The following tables set forth by level, within the fair value hierarchy, the Kellogg Company Master Trust assets at fair value as of December 31, 2012.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$23,393,455	$—	$23,393,455
Mutual funds:
Domestic equity	—	332,060,880	—	332,060,880
International equity	—	147,323,439	—	147,323,439
Domestic debt	—	197,863,269	—	197,863,269
Commingled funds - domestic equity index	—	236,168,807	—	236,168,807
Common stock - Kellogg Company	123,836,764	—	—	123,836,764
Synthetic guaranteed investment contracts:
Cash and cash equivalents	3,210,427	8,062,394	—	11,272,821
Collective trusts and investment fund	—	466,920,619	—	466,920,619
Domestic corporate debt	—	42,507,419	—	42,507,419
International corporate debt	—	12,273,749	—	12,273,749
Domestic government securities	56,574,441	3,249,080	—	59,823,521
International government securities	—	756,554	—	756,554
Mortgage backed securities	—	30,696,907	—	30,696,907
Other	—	6,420,012	407,015	6,827,027
Guaranteed investment contracts	—	—	12,208,688	12,208,688

	$183,621,632	$1,507,696,584	$12,615,703	$1,703,933,919

Net asset value and fair value were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2012. The Plan’s ability to redeem guaranteed investment contracts at fair value is restricted in certain circumstances as described in Note 1. There are no such restrictions on redemption of other Plan investments. Commingled funds and collective trusts and investment funds allow redemptions by the Plan at the end of every business day.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and for the Period June 1, 2012 (commencement of Plan operations) through December 31, 2012

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

Guaranteed investment contracts are valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer (see Note 1). Since the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, the Company evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms (for example, yield or payout date) while others are substantiated utilizing available market data (for example, swap curve rate).

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the values for those inputs. The significant unobservable inputs used in the fair value measurements of the Plan’s guaranteed investment contracts are the swap rates and the current yield. A significant increase in the swap rate in isolation would result in a significantly lower fair value measurement, while a significant increase in the current yield in isolation would result in a significantly higher fair value measurement. For additional information on Guaranteed Investment Contracts see Note 1.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Significant Input Value
Guaranteed Investment Contract	$12,208,688	Discounted Cash Flow	Current Yield Maturity Date Swap Rate	5.7 10/15/2013 0.84	% %

Level 3 gains and losses

The following tables set forth a summary of changes in the fair value of the Master Trust and Plan’s Level 3 assets for the year ended December 31, 2012.

Level 3 Assets Year Ended December 31, 2012
Guaranteed Investment Contracts & Other
Balance, beginning of year	$24,670,635
Purchases	—
Sales	(12,229,059)
Realized gain	50,642
Unrealized gain	123,485

Balance, end of year	$12,615,703

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and for the Period June 1, 2012 (commencement of Plan operations) through December 31, 2012

Unrealized gains/(losses) from the guaranteed investment contracts are not included in the statement of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

7.	Kellogg Company Master Trust

The Plan has an interest in the net assets held in the Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company Master Trust net assets at December 31, 2012 and the changes in net assets for the year ended December 31, 2012 are as follows:

Kellogg Company Master Trust

Schedule of Net Assets of Master Trust Investment Accounts

2012
General Investments at fair value
Money Market Funds	$23,393,455
Common Stock - Kellogg Company	123,836,764
Commingled Funds	236,168,807
Mutual Funds	677,247,588
Guaranteed Investment Contracts	643,287,305

Total general investments	1,703,933,919

Receivables for securities sold	935,062
Other receivables	980,907

Total assets	1,705,849,888

Payable for securities purchased	(2,009,609)
Other payables	(588,454)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(23,202,218)

Net Assets	$1,680,049,607

Percentage interest held by the Plan	0.1%

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and for the Period June 1, 2012 (commencement of Plan operations) through December 31, 2012

Kellogg Company Master Trust

Schedule of Changes in Net Assets of Master Trust Investment Accounts

2012
Earnings on investments
Interest	$14,887,487
Dividends	19,077,729
Net appreciation (depreciation) in fair value of investments
Common Stock - Kellogg Company	12,122,683
Commingled Funds	33,164,301
Mutual Funds	80,248,355

Net appreciation (depreciation)	125,535,339

Total additions	159,500,555
Net transfer of assets out of investment account	(23,025,025)
Fees and commissions	(1,718,364)

Total distributions	(24,743,389)
Net change in net assets	134,757,166
Net assets
Beginning of year	1,545,292,441

End of year	$1,680,049,607

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLOGG COMPANY PRINGLES SAVINGS AND INVESTMENT PLAN

Date: June 28, 2013	By:	/s/ Ronald L. Dissinger
	Name:	Ronald L. Dissinger
	Title:	Senior Vice President and Chief Financial Officer, Kellogg Company

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm